SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

10 June 2020
 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 10 June 2020 re: Director/PDMR Shareholding

10 June 2020

LLOYDS BANKING GROUP PLC ('GROUP') - NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ('PDMRs') IN ORDINARY SHARES OF THE GROUP OF 10 PENCE EACH ('SHARES')

This announcement reports various transactions in Shares by PDMRs pursuant to the employee share plan and incentive arrangements operated by the Group. This announcement should be read in conjunction with the disclosures in the 2019 Annual Report and Accounts published on 20 February 2020. The 2019 Annual Report and Accounts is available on the 'Annual Reports' page in the 'Investors & Performance' section of the Group's website www.lloydsbankinggroup.com.

Group Performance Share Awards
This announcement details the number of Shares to which PDMRs became entitled in respect of the release on 8 June 2020 of Group Performance Share Awards arising from the 2019 Annual Bonus ("GPS Awards").

In this respect, the PDMRs listed in the table below became entitled, for nil consideration, to the number of Shares in respect of the GPS Awards listed below, in each case as shown after the settlement of income tax liabilities and National Insurance contributions.

Name	Shares
William Chalmers	60,435
Antonio Lorenzo	59,432(1)
Vim Maru	63,971
Zak Mian	48,063
Janet Pope	34,539
Stephen Shelley	46,328
Andrew Walton	48,110

1 Includes 7,420 shares from the 2017 Group Performance Share Award at a release price of 36.99p, half of which will be subject to a holding period until March 2021.

Sale of Shares
The Group announces the sale of Shares in respect of the GPS Awards for the PDMRs and a sale of Shares by Antonio Lorenzo as set out below. Following the transactions, the PDMRs continue to comply with the Group's shareholding policy requirements and hold Shares as set out below, including Shares subject to holding periods of up to a further two years post vesting.

Name of PDMR	Number of Shares	Price Per Share	Transaction date	Number of Shares held by the PDMR (and persons closely associated) following the transaction
Zak Mian	48,063	32.5401p	08/06/2020	3,699,098
Janet Pope	34,539	32.5401p	08/06/2020	3,067,182
Antonio Lorenzo	400,000	37.823p	08/06/2020	9,934,700

Monthly Partnership and Matching Shares
This announcement also includes details in respect of the monthly acquisition of Partnership Shares and award of Matching Shares under the Group's Share Incentive Plan ("SIP"), made on 9 June 2020, in respect of those PDMRs who are participants in the SIP.

ENQUIRIES:

Investor Relations
Douglas Radcliffe
Group Investor Relations Director
Email: douglas.radcliffe@finance.lloydsbanking.com

Group Corporate Affairs
Matt Smith
Head of Media Relations
Email: matt.smith@lloydsbanking.com
+44 (0) 20 7356 1571 +44 (0) 20 7356 3522

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	António Horta-Osório
2	Reason for the notification
a)	Position/status	Group Chief Executive
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares under the Group's Share Incentive Plan.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Partnership Shares	GBP00.3688	407
	Matching Shares	GBP00.0000	122

d)	Aggregated information - Aggregated volume - Price	529 See 4(c)
e)	Date of the transaction	2020-06-09
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Juan Colombás
2	Reason for the notification
a)	Position/status	Chief Operating Officer
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares under the Group's Share Incentive Plan.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Partnership Shares	GBP00.3688	339
	Matching Shares	GBP00.0000	122

d)	Aggregated information - Aggregated volume - Price	461 See 4(c)
e)	Date of the transaction	2020-06-09
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	William Chalmers
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Shares acquired in respect of the June release of the 2019 Group Performance Share Award on a net of income tax and national insurance contributions (NICs) basis.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	2019 Group Performance Share Award	GBP00.0000	60,435

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2020-06-08
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Antonio Lorenzo
2	Reason for the notification
a)	Position/status	Chief Executive, Scottish Widows and Group Director, Insurance and Wealth
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Shares acquired in respect of the June release of the 2019 Group Performance Share Award on a net of income tax and national insurance contributions (NICs) basis.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	2019 Group Performance Share Award	GBP00.0000	52,012

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2020-06-08
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Shares acquired in respect of the vesting of the 2017 Deferred Group Performance Share Award on a net of income tax and national insurance contributions (NICs) basis.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Deferred Bonus Plan (2017)	GBP00.0000	7,420

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2020-06-08
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Disposal of Shares.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.37823	400,000

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2020-06-08
f)	Place of the transaction	London Stock Exchange (XLON)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares under the Group's Share Incentive Plan.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Partnership Shares	GBP00.3688	406
	Matching Shares	GBP00.0000	122

d)	Aggregated information - Aggregated volume - Price	528 See 4(c)
e)	Date of the transaction	2020-06-09
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Vim Maru
2	Reason for the notification
a)	Position/status	Group Director, Retail
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Shares acquired in respect of the June release of the 2019 Group Performance Share Award on a net of income tax and national insurance contributions (NICs) basis.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	2019 Group Performance Share Award	GBP00.0000	63,971

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2020-06-08
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Zak Mian
2	Reason for the notification
a)	Position/status	Group Director, Transformation
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Shares acquired in respect of the June release of the 2019 Group Performance Share Award on a net of income tax and national insurance contributions (NICs) basis.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	2019 Group Performance Share Award	GBP00.0000	48,063

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2020-06-08
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Disposal of Shares.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.325401	48,063

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2020-06-08
f)	Place of the transaction	London Stock Exchange (XLON)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares under the Group's Share Incentive Plan.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Partnership Shares	GBP00.3688	81
	Matching Shares	GBP00.0000	120

d)	Aggregated information - Aggregated volume - Price	201 See 4(c)
e)	Date of the transaction	2020-06-09
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Janet Pope
2	Reason for the notification
a)	Position/status	Chief of Staff and Group Director, Responsible Business & Inclusion
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Shares acquired in respect of the June release of the 2019 Group Performance Share Award on a net of income tax and national insurance contributions (NICs) basis.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	2019 Group Performance Share Award	GBP00.0000	34,539

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2020-06-08
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Disposal of Shares.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.325401	34,539

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2020-06-08
f)	Place of the transaction	London Stock Exchange (XLON)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares under the Group's Share Incentive Plan.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Partnership Shares	GBP00.3688	339
	Matching Shares	GBP00.0000	122

d)	Aggregated information - Aggregated volume - Price	461 See 4(c)
e)	Date of the transaction	2020-06-09
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Shelley
2	Reason for the notification
a)	Position/status	Chief Risk Officer
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Shares acquired in respect of the June release of the 2019 Group Performance Share Award on a net of income tax and national insurance contributions (NICs) basis.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	2019 Group Performance Share Award	GBP00.0000	46,328

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2020-06-08
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares under the Group's Share Incentive Plan.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Partnership Shares	GBP00.3688	407
	Matching Shares	GBP00.0000	122

d)	Aggregated information - Aggregated volume - Price	529 See 4(c)
e)	Date of the transaction	2020-06-09
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Andrew Walton
2	Reason for the notification
a)	Position/status	Group Corporate Affairs Director
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Shares acquired in respect of the June release of the 2019 Group Performance Share Award on a net of income tax and national insurance contributions (NICs) basis.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	2019 Group Performance Share Award	GBP00.0000	48,110

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2020-06-08
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares under the Group's Share Incentive Plan.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Partnership Shares	GBP00.3688	82
	Matching Shares	GBP00.0000	122

d)	Aggregated information - Aggregated volume - Price	204 See 4(c)
e)	Date of the transaction	2020-06-09
f)	Place of the transaction	Outside a trading venue

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 10 June 2020